Exhibit 3.1

CANCELLATION OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND PRIVILEGES

of the

SERIES A CONVERTIBLE PREFERRED STOCK

(Par Value $.01 Per Share)

of

AMTECH SYSTEMS, INC.

Pursuant to Section 10-602 of the

Arizona Business Corporation Act

The undersigned duly authorized officer of Amtech Systems, Inc. (the “Corporation”), a corporation organized and existing under the Arizona Business Corporation Act, DOES HEREBY CERTIFY:

WHEREAS, the Amended and Restated Articles of Incorporation of the Corporation (the “Articles of Incorporation”) authorizes the issuance of One Hundred Million (100,000,000) shares of blank preferred stock issuable from time to time in one or more series; and

WHEREAS, the board of directors of the Corporation (the “Board”) is authorized, subject to limitations prescribed by law and by the provisions of the Articles of Incorporation, to establish and fix the number of shares to be including in any series of preferred stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, the Board fixed and designated a total of Five Hundred Forty Thousand (540,000) shares of a series of preferred stock known as “Series A Convertible Preferred Stock”; and

WHEREAS, all authorized Series A Convertible Preferred Stock have been redeemed or converted into shares of common stock and pursuant to Section E.13 of the Certificate of Designations, Preferences, and Privileges of the Series A Convertible Preferred Stock (the “Certificate of Designation”) all such shares shall not be reissued, and all such shares shall be cancelled, retired, and eliminated from the shares which the Corporation shall be authorized to issue; and

WHEREAS, the Board has determined it advisable and in the best interest of the Corporation and its shareholders to eliminate and cancel all designation, rights, preferences, restrictions and limitations of the shares of such series, and strike all references to Series A Convertible Preferred Stock from the books and records of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to authority granted to and vested in the Board by the provisions of the Articles of Incorporation the Board hereby cancels the Certificate of Designation and eliminates all Series A Convertible Preferred Stock; and

RESOLVED FURTHER, that the appropriate officers of the Corporation be, and each of them individually is, in accordance with the foregoing resolutions, authorized, in the name and on behalf of the Corporation, to prepare, execute and delivery any and all agreements, amendments, certificates, reports, applications, notices, instruments, schedules, statements, consents, letters or other documents with respect to the matters contemplated by the foregoing resolutions, to make any filings pursuant to federal, state or local laws, to incur any fees and expenses and to do or cause to be done any and all such other acts and things as, in the opinion of any such Authorized Officer, may be necessary, appropriate or desirable in order to comply with the applicable laws and regulations of any jurisdiction, or otherwise in order to enable the Corporation fully and promptly to carry out the purposes and intent of the foregoing resolutions and to permit the matters contemplated thereby to be lawfully consummated.

[Signature Page Follows]

IN WITNESS WHEREOF, this Cancellation of Certificate of Designations, Preferences and Privileges of the Series A Convertible Stock of Amtech Systems, Inc. has been executed by a duly authorized officer of the Corporation on this 12th day of August, 2022.

AMTECH SYSTEMS, INC., an

Arizona corporation

By: /s/ Lisa D. Gibbs

Name: Lisa D. Gibbs

Title: Chief Financial Officer